Exhibit 12

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Nine Months Ended September 30,
	2018	2017
Income from continuing operations before income taxes	$159,882	$183,022
Add:
Interest expense	130,448	125,265
Portion of rent expense representative of the interest factor	12,807	12,182
Income as adjusted	$303,137	$320,469

Fixed charges:
Interest expense	$130,448	$125,265
Portion of rent expense representative of the interest factor	12,807	12,182
Total fixed charges	$143,255	$137,447

Ratio of earnings to fixed charges	2.12	2.33

The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rent expense as the representative portion of interest.